April 8, 2009

Eric Sauve
Grant Hartford Corporation
619 SW Higgins
Suite O
Missoula, Montana 59803

Dear Eric,

Be advised that Commonwealth Resources L.L.C. waives the stipulation in the Option Agreement between Commonwealth Resources L.L.C. and the Grant Hartford Corporation that requires Grant Hartford Corporation to have an insurance liability policy in effect until Grant Hartford begins its 2009 Definition Drill Program.

Grant Hartford Corporation has Commonwealth Resources permission to provide a copy of this letter to the Securities Exchange Commission with the submittal of its S1 application.

Sincerely,

Aaron Charlton
Managing Member
Commonwealth Resources L.L.C.
25 A Street
Garnet Ghost Town
Drummond, Montana 59832